SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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Money Market Obligations Trust
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Filed by: Money Market Obligations Trust on behalf of its portfolio Federated Liberty U.S. Government Money Market Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Money Market Portfolio, a portfolio of EquiTrust Series Fund, Inc.

Subject Company Commission File No. 811-02125

Press Release

Federated Investors, Inc. and EquiTrust Mutual Funds Announce Transition of Assets

(PITTSBURGH, Pa., April 15, 2011) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, announced today that it has reached an agreement to reorganize the portfolios of EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund into comparable mutual funds managed by Federated. The EquiTrust Mutual Funds, currently managed by FBL Financial Group, Inc. (NYSE: FFG) affiliate EquiTrust Investment Management Services, Inc., consist of approximately $515 million in equity, fixed income and money market assets. The announcement was made by J. Christopher Donahue, president and chief executive officer of Federated Investors, and James E. Hohmann, chief executive officer of FBL Financial Group, Inc.

As a part of the transaction, the portfolios of EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund will be transitioned into existing Federated mutual funds with similar investment objectives. The financial terms of the agreement were not disclosed.

“These reorganizations will allow EquiTrust Mutual Fund shareholders to participate in a significantly larger—and more diverse—family of funds with similar investment objectives,” said Hohmann. “Federated Investors is a leader in asset management and mutual fund administration, and our boards are confident that our shareholders will benefit from this access to an expanded set of fund options as they focus on their financial goals and objectives.”

The boards of directors of Federated Investors, the Federated Funds and the EquiTrust Funds have approved the planned transitions, which are now subject to the approval of EquiTrust Mutual Fund shareholders. It is anticipated that the EquiTrust Mutual Funds’ shareholder meetings to approve these reorganizations will be held in July 2011.

“As the landscape for investment managers has evolved over the past several years, more firms have approached Federated about opportunities for business transactions that help them better accommodate their strategic plans,” said Donahue. “We are pleased EquiTrust chose to work with Federated, and we will continue to look for opportunities to work with insurers, banks and broker-dealers as they evaluate their long-term goals.”

FEDERATED MEDIA:	FEDERATED ANALYSTS:	FBL MEDIA:	FBL ANALYSTS:
Meghan McAndrew 412-288-8103	Ray Hanley 412-288-1920	Nancy Doll 515-226-6215	Kathleen Till Stange 515-226-6780

Federated Funds to Acquire Assets	Page 2 of 2

FBL Financial Group, headquartered in West Des Moines, Iowa, is a holding company whose primary operating subsidiaries are Farm Bureau Life Insurance Company and EquiTrust Life Insurance Company. FBL currently underwrites, markets and distributes life insurance, annuities and mutual funds to individuals and small businesses. In addition, FBL manages all aspects of two Farm Bureau affiliated property-casualty insurance companies for a management fee and sponsors the EquiTrust Mutual Funds. For more information, visit FBLFinancial.com.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $358.2 billion in assets as of Dec. 31, 2010. With 136 funds and a variety of separately managed account options, Federated provides comprehensive investment management to approximately 5,000 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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Certain statements in this press release, such as those related to the structure of the transaction, future transaction prospects for Federated, and the closing dates of the transaction, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the possibility that Federated does not successfully complete the acquisition or completes the transaction in a manner or timetable different from that described above, as well as the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Securities Corp. is distributor of the Federated funds.

EquiTrust Marketing Services, LLC is distributor of the EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund.

More information about the EquiTrust Series Fund, Inc. may be obtained by calling 877-860-2904 or visiting www.equitrustmutualfunds.com. More information about the EquiTrust Variable Insurance Series Fund may be obtained by calling 877-860-2904 or visiting www.fbfs.com. Please read the prospectus carefully before investing.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.